UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Amass Brands Inc

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 1, 2016

Physical address of issuer
927 South Santa Fe Avenue, Los Angeles, CA 90021

Website of issuer
https://www.amass.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
8.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Series A Preferred Stock

Target number of Securities to be offered
6,468

Price (or method for determining price)
$3.8654

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$107,000

Deadline to reach the target offering amount
October 2, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
31

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,819,172	$955,680
Cash & Cash Equivalents	$836,524	$253,728
Accounts Receivable	$ 535,049	$ 102,982
Short-term Debt	$597,928	$132,159
Long-term Debt	$8,431,902	$4,124,992
Revenues/Sales	$3,469,715	$534,617
Cost of Goods Sold	$ 2,092,017	$291,410
Taxes Paid	$0	$0
Net Income	$(3,344,912)	$(2,427,676)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
March 22, 2021

Amass Brands Inc

A M A S S

Up to $107,000 of Series A Preferred Stock

Amass Brands Inc ("Amass", the "Company," "we," "us", or "our"), is offering up to $107,000 worth of Series A Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 2, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $2,250,000 under the Combined Offerings (the "Closing Amount") by October 2, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 17, 2021 will be permitted to increase their subscription amount at any time on or before October 2, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after September 17, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $107,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 2, 2021 the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.amass.com/investors.
The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/amass

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

Amass Brands Inc ("the Company") was incorporated on November 1, 2016 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA.

The Company is located at 927 S Santa Fe Ave, Los Angeles, CA 90021.

The Company's website is https://www.amass.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/amass and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series A Preferred Stock being offered	$25,000
Maximum amount of Series A Preferred Stock	$107,000
Purchase price per Security	$3.8654
Minimum investment amount per investor	$500
Offering deadline	October 2, 2021
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 15, 16, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

We rely on other third parties, including transport carriers, to provide services essential to the success of our business. We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance.

In particular, we rely on third party transport carriers for the delivery of our wines to our customers. State and federal laws regulate the ability of transport carriers to transport wine, and carriers may be required to obtain licenses in order to deliver wine to our customers. Changes in our access to those carriers, including changes in prices or changes in our relationships with those carriers, changes in the laws allowing third party transport of wine, or regulatory discipline against licenses held by those carriers, could materially adversely affect our business.

Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the carriers we engage to make deliveries. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Adverse public opinion about alcohol may harm our business. While a number of research studies suggest that moderate alcohol consumption may provide various health benefits, other studies conclude or suggest that alcohol consumption has no health benefits and may increase the risk of stroke, cancer and other illnesses. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for wine, which could harm our business by reducing sales and increasing expenses.

In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages, or to increase the costs associated with the production of alcoholic beverages. Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business by reducing sales and increasing expenses.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected. The alcohol industry is regulated extensively by federal agencies, including the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), as well as state and local liquor regulatory authorities, including the California Department of Alcoholic Beverage Control ("ABC"). Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business.

Licenses issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, sell and ship alcohol. We have state and federal licenses for the production and shipment of alcohol, and must remain in compliance with state and federal laws in order to keep our licenses in good standing. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected.

Our alcohol business relies substantially on state laws that authorize the shipping of alcohol by out-of-state producers directly to in-state consumers. Those laws are relatively new in many states, and it is common for the laws to be modified or regulators to change prior interpretations of governing licensing requirements. While most states permit direct-to-consumer shipping, some states on occasion have proposed legislation that would prevent the company from selling alcohol directly to consumers or to restrict the total amount of alcohol that we may ship to those states. This proposed legislation, or other new regulations, requirements or taxes, could harm our business and operating results. Future legal or regulatory challenges to the alcohol industry could also harm our business and impact our operating results.

The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company. Alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the company by investors are permissible in California or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the California Department of Alcoholic Beverage Control to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. Investor shares may be subject to redemption.

The Company has conducted related party transactions. The Company's founders have received various advances from the Company. As of December 31, 2020, amounts due from founders were $109,128. During 2020, the Company also advanced $35,000 to De Soi, a related entity with common management. The advances are non-interest bearing, unsecured and due on demand.

In May 2020, the Company issued a promissory note of $20,000 to its co-founder. The note matures on May 18, 2021 and bears interest at 3% per annum.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 22.7% (fully diluted) of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series A Preferred Stock may be subject to dilution. Purchasers of Series A Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series A Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series A Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series A Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

AMASS is a botanical spirits & body care lifestyle brand, making clean botanics for modern life. With a go-to-market approach that unlocks direct connection to our customers, we are uniquely positioned to reach further than traditional spirits brands.

AMASS offers a growing line of botanically-focused spirits & beverages, and a self care line.

BEVERAGE PORTFOLIO: Botanic Gin & Vodka, Botanic Non-alcoholic Spirit, Hard Seltzers, Cannabis Spirit (coming soon), Aperitivo (coming soon)

SELF CARE PORTFOLIO: Hand Sanitizer, Hand Soap, Bath Salts, Lotion (coming soon)

Business Plan

In a world where brands compete for screen space over shelf space, AMASS quickly responds to trends and customer needs by leveraging data to drive decision-making. AMASS products are proudly stocked in over 1,500 retailers and restaurants. Accounts include: Soho House Global (all 27 locations), 6 Michelin starred restaurants (Crown Shy, L'Atelier de Joel, Eleven Madison Park, Gramercy Tavern, The Modern, The Nomad Hotel) and 4 of the world's Top 10 bars (Atta Boy, Dante, The Nomad Hotel, Atlas Bar).

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 48.50% of the proceeds, or $12,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.94% of the proceeds, or $201,250, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 17.85% of the proceeds, or $19,095, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
New Product	50%	33.33%	50%
Marketing	50%	33.33%	50%
Team Expansion	0%	33.33%	0%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Mark Lynn	Chief Executive Officer	Responsible for overall company operations.
Morgan McLachlan	Chief Product Officer	Responsible for products and innovation.
Gene Song	Chief Revenue Officer	Responsible for sales and marketing.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,746,333	Yes	N/A	100%	N/A
Series Seed-2 (Note Conversion $2M Cap)	2,408,773	Yes if exercised	Notes will convert at a strike price of $0.2332	0%	N/A
Series Seed-3 (Note Conversion $3.2M Cap)	4,316,643	Yes if exercised	Notes will convert at a strike price of $0.3732	0%	N/A
Series Seed-4 (Note Conversion $10M Cap)	1,801,919	Yes if exercised	Notes will convert at a strike price of $1.1664	0%	N/A
Series Seed-5 (Note Conversion $38M Cap)	2,302,125	Yes if exercised	Notes will convert at a strike price of $3.0923	0%	N/A
Granted Options / Warrants	1,603,113	Yes if exercised	N/A	0%	N/A
Available Options	1,183,887	Yes if exercised	N/A	0%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Describe any collateral or security	Maturity date
PPP Loan	SBA	$238,512	1% with first six months interest deferred	N/A	May 1, 2022
EIDL	SBA	$159,900	3.75%	N/A	June 23, 2050

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage fully diluted ownership
Mark T Lynn	4,903,333 Shares of Common Stock	22.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Amass Brands Inc ("the Company") was incorporated on November 1, 2016 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA. Amass is a lifestyle brand taking market share from traditional spirit brands through its go-to-market approach for botanic beverages, with portfolio of premium, high-growth botanic beverages and self-care products.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $2,091,713 cash on hand as of March 17, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $75,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed-2 (Note Conversion $2M Cap)	2/17/17	Regulation D	Convertible Note	$500,000	Continuing working capital
Series Seed-3 (Note Conversion $3.2M Cap)	2/23/19	Regulation D	Convertible Note	$1,500,000	Continuing working capital
Series Seed-4 (Note Conversion $10M Cap)	10/22/2019	Regulation D	Convertible Note	$2,000,000	Continuing working capital

Series Seed-5 (Note Conversion $38M Cap)	03/03/2021	Regulation D	Convertible Note	$7,000,000	Continuing working capital

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $2,250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering. For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series A Preferred Stock

Dividend Rights
Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series A Preferred Stock is outstanding, holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series A Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series A Preferred Stock.

The Series A Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series A Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series A Preferred Stock Investment Agreement
Under the Series A Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series A Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series A Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company's founders have received various advances from the Company. As of December 31, 2020, amounts due from founders were $109,128. During 2020, the Company also advanced $35,000 to De Soi, a related entity with common management. The advances are non-interest bearing, unsecured and due on demand.

In May 2020, the Company issued a promissory note of $20,000 to its co-founder. The note matures on May 18, 2021 and bears interest at 3% per annum.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C/A filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Lynn

(Signature)

Mark Lynn

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Lynn

(Signature)

Mark Lynn

(Name)

Chief Executive Officer

(Title)

March 22, 2021

(Date)

/s/Morgan McLachlan

(Signature)

Morgan McLachlan

(Name)

Chief Product Officer

(Title)

March 22, 2021

(Date)

/s/Gene Song

(Signature)

Gene Song

(Name)

Chief Revenue Officer

(Title)

March 22, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

I, Andrew Kim, certify that the consolidated financial statements presented for Amass Brands, Inc. in this Form presented are, to the best of my knowledge, a true, accurate and complete statement of our financial condition.

Best regards,

Andrew Kim

Andrew Kim, VP Finance
Amass Brands, Inc.

Balance Sheets

		December 31,		
		2020		**2019**
ASSETS				
Current assets:				
Cash and cash equivalents	$	836,524	$	253,728
Accounts receivable		535,049		102,982
Due from related parties		179,228		31,063
Note receivable, related party		20,000		-
Inventory		1,042,151		481,574
Prepaid expenses and other current assets		61,005		28,000
Total current assets		2,673,957		897,347
Property and equipment, net		61,382		-
Intangible assets, net		51,833		58,333
Deposits		32,000		-
Total assets	$	2,819,172	$	955,680
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable and accrued expenses	$	559,447	$	132,159
Loan payable, current		38,481		-
Total current liabilities		597,928		132,159
Loan payable		398,412		-
Convertible note payable		8,110,600		4,000,000
Interest payable		321,302		124,992
Total liabilities		9,428,242		4,257,151
Commitments and contingencies (Note 10)				
Stockholders' deficit:				
Common stock, $0.00001 par, 10,000,000 shares authorized, 5,603,333 and 5,533,333 shares issued and outstanding as of December 31, 2020 and 2019, respectively		56		55
Additional paid-in capital		46,902		9,590
Accumulated deficit		(6,656,028)		(3,311,116)
Total stockholders' deficit		(6,609,070)		(3,301,471)
Total liabilities and stockholders' deficit	$	2,819,172	$	955,680

Statements of Operations and Comprehensive Loss

		Year Ended December 31,		
		2020		**2019**
Net revenues	$	3,469,715	$	534,617
Cost of net revenues		2,092,017		291,410
Gross profit		1,377,698		243,206
Operating expenses:				
General and administrative		1,688,570		1,130,698
Sales and marketing		2,585,245		1,379,465
Research and development		251,129		76,220
Total operating expenses		4,524,944		2,586,383
Loss from operations		(3,147,246)		(2,343,177)
Other income (expense):				
Interest expense		(197,666)		(84,500)
Other income		-		-
Total other income (expense), net		(197,666)		(84,500)
Provision for income taxes		-		-
Net loss	$	(3,344,912)	$	(2,427,676)
Weighted average common shares outstanding - basic and diluted		5,578,456		5,533,333
Net loss per common share - basic and diluted	$	(0.60)	$	(0.44)

Statements of Changes in Stockholders' Equity

	Common Stock Shares	Common Stock Amount		Additional Paid-in Capital		Accumulated Deficit		Total Stockholders' Deficit	
Balances at December 31, 2018	5,533,333	$	55	$	1,247	$	(883,440)	$	(882,137)
Stock-based compensation	-		-		8,343		-		8,343
Net loss	-		-		-		(2,427,676)		(2,427,676)
Balances at December 31, 2019	5,533,333	$	55	$	9,590	$	(3,311,116)	$	(3,301,471)
Exercise of stock options	70,000		1		12,599		-		12,600
Stock-based compensation	-		-		24,713		-		24,713
Net loss	-		-		-		(3,344,912)		(3,344,912)
Balances at December 31, 2020	5,603,333	$	56	$	46,902	$	(6,656,028)	$	(6,609,070)

Statements of Cash Flows

	Year Ended December 31,	
	2020	**2019**
Cash flows from operating activities:		
Net loss	$ (3,344,912)	$ (2,427,676)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	38,570	11,667
Stock-based compensation	24,713	8,343
Changes in operating assets and liabilities:		
Accounts receivable	(432,067)	(79,884)
Due from related parties	(148,165)	278,347
Inventory	(560,577)	(343,443)
Prepaid expenses and other current assets	(33,005)	(24,373)
Accounts payable and accrued expenses	427,288	(52,488)
Interest payable	196,310	84,500
Net cash used in operating activities	(3,831,845)	(2,545,008)
Cash flows from investing activities:		
Note receivable, related party	(20,000)	-
Purchase of property and equipment	(68,202)	-
Purchase of intangible assets	(25,250)	(70,000)
Deposits	(32,000)	-
Net cash used in investing activities	(145,452)	(70,000)
Cash flows from financing activities:		
Proceeds from convertible notes	4,110,600	2,600,000
Proceeds from loan payables	436,893	-
Exercise of stock options	12,600	-
Net cash provided by financing activities	4,560,093	2,600,000
Net increase in cash and cash equivalents	582,796	(15,008)
Cash and cash equivalents at beginning of year	253,728	268,736
Cash and cash equivalents at end of year	$ 836,524	$ 253,728

1. **NATURE OF OPERATIONS**

   Amass Brands, Inc. (the "Company") is a corporation formed on November 1, 2016 under the laws of the State of Delaware. The Company sells alcoholic and non-alcohol beverages and self-care products through wholesale and online platforms to customers. The Company is headquartered in Los Angeles, California.

2. **GOING CONCERN**

   The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,344,912 and $2,427,676 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $6,609,070. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by its primary shareholder. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

   Use of Estimates

   The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

   Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at accredited financial institutions.

   Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventories consist of components, finished goods, and products in transit from the Company's suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment, Net

Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income or expense. The Company reviews the recoverability of equipment, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2020.

Intangible Assets, Net

Intangible assets, net consists of website development costs which are amortized over a useful life of three years. The Company reviews the recoverability of intangible assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2020.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue solely from wholesale and e-commerce transactions. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds to arrive at net revenue. Sales tax collected from clients is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Cost of Revenue

Cost of revenue consists of the costs of inventory sold, packaging materials costs, inbound freight and customs and duties.

Sales and Marketing

Sales and marketing expenses includes fulfillment center operations, third-party logistics costs and payment processing fees, as well as marketing and advertising costs. The Company also includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses.

General and Administrative Expenses

Selling, general, and administrative expenses consist primarily of compensation and benefits costs, professional services and information technology.

Research and Development Costs

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019 with no effect on the Company's financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard replaced all current guidance on this topic and eliminates all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019 with no effect on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **DEBT**

Merchant Advances

During 2020, the Company entered into a revenue share agreement with one lender. In connection with the agreement, the Company receives an advance in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables, or payment processor receipts.

During the year ended December 31, 2020, the Company received merchant advances totaling $51,000, including transaction fees of $5,100. Loan transaction fees are included as other expenses in the statements of operations. During the year ended December 31, 2020, the Company made repayments totaling $17,619. As of December 31, 2020, the amount owed under this arrangement was $38,481.

Loan Payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $238,512 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 23, 2020 the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $159,900. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum.

5. **CONVERTIBLE NOTES**

Through December 31, 2020, the Company has issued multiple rounds of convertible promissory notes.

2017 Notes

During the year ended December 31, 2017 the Company issued convertible notes for an aggregate principal amount of $500,000 ("2017 Notes"). The notes are subject to automatic conversion upon the next equity financing. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of $2,000,000 divided by the Company's common shares outstanding or at a discount of 20% to the price paid by investors in the qualifying round. In the event that a qualified equity financing does not occur prior to the maturity date, the 2017 Notes are convertible into shares of the Company's preferred stock. In the event of a change of control prior to repayment in full, the outstanding principal and any unpaid accrued interest shall be due and payable. The 2017 Note bears interest at 3% per annum and accrued interest payable on these notes was $58,027 as of December 31, 2020.

2018 Notes

During the year ended December 31, 2018 and 2019 the company issued convertible notes for an aggregate principal amount of $1,500,000 ("2018 Notes"). The notes are subject to automatic conversion upon the next equity financing. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of $3,200,000 divided by the Company's common shares outstanding or at a discount of 20% to the price paid by investors in the qualifying round. In the event that a qualified equity financing does not occur prior to the maturity date, the 2018 Notes are convertible into shares of the Company's preferred stock. In the event of a change of control prior to repayment in full, the outstanding principal and any unpaid accrued interest shall be due and payable. The 2018 Note bears interest at 3% per annum and accrued interest payable on these notes was $99,875 as of December 31, 2020.

2019 Notes

During the year ended December 31, 2019 the company issued convertible notes for an aggregate principle amount of $2,500,000 ("2019 Note"). The notes are subject to automatic conversion upon the next equity financing. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of $10,000,000 divided by the Company's common shares outstanding or at a discount of 20% to the price paid by investors in the qualifying round. In the event that a qualified equity financing does not occur prior to the maturity date, the 2019 Note is convertible into shares of the Company's preferred stock. In the event of a change of control prior to repayment in full, the outstanding principal and any unpaid accrued interest shall be due and payable. The 2019 Note bears interest at 3% per annum and accrued interest payable on these notes was $87,089 as of December 31, 2020.

2020 Notes

The company is currently issuing convertible notes for an aggregate principle amount of $7,000,000 ("2020 Notes"). The notes are subject to automatic conversion upon the next equity financing. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of $38,000,000 divided by the Company's common shares outstanding or at a discount of 20% to the price paid by investors in the qualifying round. In the event that a qualified equity financing does not occur prior to the maturity date, the 2020 Notes are convertible into shares of the Company's preferred stock. In the event of a change of control prior to repayment in full, the outstanding principal and any unpaid accrued interest shall be due and payable. The 2020 Notes bear interest at 3% per annum and accrued interest payable on these notes was $76,310 as of December 31, 2020. As of December 31, 2020, $4,110,600 of the 2020 Note was funded.

6. **STOCKHOLDERS' EQUITY**

Common Stock

As of December 31, 2020 and 2019, the Company's certificate of incorporation, authorized the Company to issue a total of 15,000,000 shares of common stock, $0.00001 par value.

Each holder of common stock will be entitled to one votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

During 2020, the Company exercised 70,000 options for proceeds of $12,600.

As of December 31, 2020 and 2019, the Company had 5,633,333 and 5,533,333 shares of common stock outstanding, respectively.

2016 Stock Plan

The Company has adopted the 2016 Stock Plan ("2016 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The 2016 Stock Plan, as amended, authorized 3,000,000 shares. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. As of December 31, 2020, 1,135,362 options were outstanding.

7. **RELATED PARTY TRANSACTIONS**

The Company's founders have received various advances from the Company. As of December 31, 2020, amounts due from founders were $109,128. During 2020, the Company also advanced $35,000 to De Soi, a related entity with common management. The advances are non-interest bearing, unsecured and due on demand.

In May 2020, the Company issued a promissory note of $20,000 to its co-founder. The note matures on May 18, 2021 and bears interest at 3% per annum.

8. **COMMITMENTS AND CONTINGENCIES**

Lease Commitments

The Company has a lease agreement for a warehouse space which matures on July 31, 2021. The base monthly rent is $16,000. Rent expense for the years ended December 31, 2020 and 2019 were $225,000 and $79,965.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through March 12, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

The Company has received commitments for $7,000,000 of the 2020 Note as of March 17, 2021.

EXHIBIT C
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DISCLAIMER — This presentation may contain forward-looking statements and information relating to, among other things, the business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of wh made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-look and is under no duty to update any such statements to conform them to actual results.

You began, but did not complete your $1,000.00 reservation in AMASS Botanics. A reservation is non-binding and you may change the amount at any time.

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AMASS Botanics is accepting reservations for an Offering under Regulation CF. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until a Form C has been filed with the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without a Form C has been filed with the Commission. A copy of the Form C may be obtained both here and below.

Highlights	**Company Highlights**	**Fundraise Highlights**
Overview		
The Team	› 549% YoY revenue growth from $534K in 2019 to $3.4M in 2020 (unaudited)	› Total Round Size: US $10,000,000
Term Sheet	› $8M revenue run rate as of Q4 2020	› Raise Description: Seed-1
Investor Perks	› Key accounts include Soho House (globally), Whole Foods, Amazon, six Michelin starred restaurants, and four of the world's top bars	› Minimum Investment: US $499 per investor
Prior Rounds		› Security
Market Landscape	› Distribution and online retail accounts with Southern Glazer Wine and Spirits, DMD, Dyspatchr, and Revolve	Type : Preferred Equity
Risks & Disclosures		› Pre-Money valuation : US $75,000,000
Form C		› Target Minimum Raise Amount: US $2,250,000
Data Room		› Offering Type: Side by Side Offering
📢 Updates		
💬 2 comments		
ⓘ FAQs About Investing		
✉ Contact SeedInvest		

AMASS is a botanical spirits & body care lifestyle brand, making clean botanics for modern life. With a go-to-market approach that unlocks direct connection to our customers, we are uniquely positioned to reach further than traditional spirits brands.

————

THE PROBLEM: Alcohol regulations have prevented traditional spirit brands from the efficient conversion of consumers through digital channels. It abides by a 3-tier regulation system, put in place post prohibition, nearly 100 years go. This has prevented innovation in the beverage-alcohol industry and contributes to a brand's lack of understanding of and connection to today's consumer. **Today's consumers discover & shop online.**

THE SOLUTION: AMASS is able to drive brand awareness among a significantly larger audience than traditional spirit brands through a self-care line, low-to-no ABV (alcohol by volume) options, and a cannabis beverage (coming soon).

The AMASS ADVANTAGE: In a world where brands compete for screen space over shelf space, AMASS quickly responds to trends and customer needs by leveraging data to drive decision-making.

Since launching e-commerce, AMASS has increased revenue from $534k in 2019 to $3.4 million in 2020, translating to 549% YoY growth. In March 2020, we introduced Hand Sanitizer, now a self-care feature at most of our accounts. We expanded the product portfolio from 2 products in January 2020 up to 13 products in 12 months (550% growth).

OUR PRODUCTS

AMASS offers a growing line of botanically-focused spirits & beverages, and a self care line.

BEVERAGE PORTFOLIO: Botanic Gin & Vodka, Botanic Non-alcoholic Spirit, Hard Seltzers, Cannabis Spirit (coming soon), Aperitivo (coming soon)

SELF CARE PORTFOLIO: Hand Sanitizer, Hand Soap, Bath Salts, Lotion (coming soon)

OUR ACCOUNTS

AMASS products are proudly stocked in over 1,500 retailers and restaurants. Accounts include: Soho House Global (all 27 locations), 6 Michelin starred restaurants (Crown Shy, L'Atelier de Joel, Eleven Madison Park, Gramercy Tavern, The Modern, The Nomad Hotel) and 4 of the world's Top 10 bars (Atta Boy, Dante, The Nomad Hotel, Atlas Bar).

Gallery





AMASS Botanic Gin & Vodka.

Media Mentions



The Team

Founders and Officers



Mark Thomas Lynn

CEO

Mark has over 14 years of experience in the entertainment, e-commerce, wine, and spirits industries. He co-founded and built the Jet Entertainment Group to 200 employees and 7 properties including bars, restaurants, and a boutique hotel. He is the co-founder of Winc, the data driven winery that has earned over $250,000,000 in lifetime revenue and was named the 25th Most Innovative Company in America by Fast Company.



Morgan McLachlan

CHIEF PRODUCT OFFICER, MASTER DISTILLER

Morgan McLachlan is one of the world's leading female Master Distillers. She co-founded The Spirit Guild in 2012, Los Angeles' biggest distillery, making a variety of spirits for today's top shelf spirit brands. She co-founded AMASS with Mark Lynn in 2018 to build an innovative new type of beverage company. Morgan draws inspiration for her recipes from growing up in Canada's Pacific North West amongst the lush forest. Morgan's Dry Gin has been awarded 95 points by Tasting Panel and her Botanic Vodka 94 points by Bartender's Spirit Awards.



Gene Song

CHIEF REVENUE OFFICER

Gene has 20+ years of experience in branding and marketing across Fortune 500 companies including American Express, Diageo, and Remy Cointreau. Most recently, Gene served as the Vice President of Crafted Spirits at Remy Cointreau. Prior to his time at Remy Cointreau, he led brand teams across a variety of internationally recognized whiskey brands. Gene holds a B.A. in Economics from the University of Pennsylvania and an MBA from Yale University.



Jennifer Fan

CHIEF DIGITAL OFFICER

Jennifer has 12+ years of experience in e-commerce and strategy. Most recently, Jennifer led Customer Retention at REVOLVE (valued on the public market at $3.4 billion) where she built and launched the company's customer loyalty program, increased email retention, and introduced text message marketing. Prior to REVOLVE, she was a management consultant at the Boston Consulting Group. Jennifer holds a B.S. in Economics and an MBA from the Wharton School of the University of Pennsylvania.

Key Team Members

 Andrew Kim    Rishi Das    Freza Paro

 Jennifer Marks    Charlie Hammond    Tesia Zhou

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed-1
Round size:	US $10,000,000
Minimum investment:	US $499
Target Minimum:	US $2,250,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $3.8654
Pre-Money valuation:	US $75,000,000

Additional Terms

Closing conditions:	While AMASS has set an overall target minimum of US $2,250,000 for the round, AMASS must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to AMASS's Form C.
Regulation CF cap:	While AMASS is offering up to US $10,000,000 worth of securities in its Seed-1, only up to US $107,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● New Product ● Marketing

● New Product ● Marketing ● Team Expansion

Investor Perks

All investors will receive the following perks, according to investment tier. *Bonus Reservation Perks when you reserve shares & convert them within two weeks of accepting investments (exact date to be announced).*

Disclaimer: Perks will be issued once the round has closed and your investment has been funded.

$1,000 Investment:
Limited Edition Investor Gin
Starter AMASS Self Care Package - Four Thieves Hand Soap, Four Thieves Hand Sanitizer, 3 2 oz Hand Sanitizer Sprays
Retail Value: $160

BONUS Reservation Perk: Limited Edition Vodka

$5,000 Investment:
3 Bottles of Limited Edition Investor Gin
Starter AMASS Self Care Package - Four Thieves Hand Soap, Four Thieves Hand Sanitizer, 3 2 oz Hand Sanitizer Sprays
Retail Value: $270

BONUS Reservation Perk: 3 Bottles of Limited Edition Investor Vodka

$10,000 Investment:
1 Case of Limited Edition Investor Gin
Large AMASS Self Care Home Package - 3 x Four Thieves; 3 x Hand Soap, 3x Hand Sanitizer, 3x Lotion for home + 3 Travel Size Hand Sanitizer, Forrest Bath Salts
Dinner for Two - $150 voucher at AMASS account Restaurant of Choice (See Investor Deck for restaurants)
Retail Value: $879

BONUS Reservation Perk: Case of Limited Edition Investor Vodka

$25,000 Investment:
1 Case of Limited Edition Investor Gin
Large AMASS Self Care Home Package - 3 x Four Thieves; 3 x Hand Soap, 3x Hand Sanitizer, 3x Lotion for home + 3 Travel Size Hand Sanitizer, Forrest Bath Salts
Dinner with Friends - $800 voucher at AMASS account Restaurant of Choice (See Investor Deck for restaurants)
Dims LE Bar Cart
Retail Value: $1,529

BONUS Reservation Perk: Case of Limited Edition Investor Vodka

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of AMASS Botanics's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed-2		Seed-3	
Round Size	US $500,000	Round Size	US $1,500,000
Closed Date	Feb 17, 2017	Closed Date	Feb 23, 2019
Security Type	Convertible Note	Security Type	Convertible Note
Valuation Cap	US $2,000,000	Valuation Cap	US $3,200,000

Seed-4		Seed-5	
Round Size	US $2,500,000	Round Size	US $7,000,000
Closed Date	Oct 22, 2019	Closed Date	Mar 3, 2021
Security Type	Convertible Note	Security Type	Convertible Note
Valuation Cap	US $10,000,000	Valuation Cap	US $38,000,000

Market Landscape

Premium Spirit Trends, Botanic Gin & Vodka - The global premium spirit market size was valued at USD 107.74 billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 10.3% 2020 to 2027, reaching a valuation of $235 Billion by 2027.

Non-Alcoholic Opportunity, Riverine - Citing Nielsen data, the no- and low-ABV sector has grown an impressive 506% since 2015, with further data anticipating the non-alcoholic sector (including soft drinks) will reach $280 million in revenue this year. Driven by an increased interest in wellness and the expanding selection of no-ABV beverages, 58% of consumers are drinking more non-alcoholic beverages than last year .

RTD Beverages - Hard Seltzer - E-commerce for RTD products is predicted to represent 10% of total alcohol e-commerce value by 2024 – up from 2% in 2019. The US is the main market driving RTD category growth, and ready-to-drink products are set to represent 20% of US alcohol e-commerce value by 2024, compared to 5% in 2019.

Cannabis Beverage - Coming Soon - Currently, sales of beverages with low levels of tetrahydrocannabinol (THC) are up around 70% year-over-year. This inclination will continue to increase over the next five years: Euromonitor and BDSA forecast a total U.S. cannabinoid market, which includes cannabis beverages and edibles, of $50 billion by 2025 (from $11.5 billion in 2020).

AMASS Storyteller Program- A study by the Diageo-backed Distill Ventures found there are three huge challenges the no-ABV category faces: "Liquid excellence, education and the drinking experience." AMASS' Storyteller network extinguishes these concerns, as they have recruited over 600+ bar industry professionals to join the brand and share educational teachings with their audiences, both in person and virtually.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

We rely on other third parties, including transport carriers, to provide services essential to the success of our business. We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance.

In particular, we rely on third party transport carriers for the delivery of our wines to our customers. State and federal laws regulate the ability of transport carriers to transport wine, and carriers may be required to obtain licenses in order to deliver wine to our customers. Changes in our access to those carriers, including changes in prices or changes in our relationships with those carriers, changes in the laws allowing third party transport of wine, or regulatory discipline against licenses held by those carriers, could materially adversely affect our business.

Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the carriers we engage to make deliveries. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Adverse public opinion about alcohol may harm our business. While a number of research studies suggest that moderate alcohol consumption may provide various health benefits, other studies conclude or suggest that alcohol consumption has no health benefits and may increase the risk of stroke, cancer and other illnesses. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for wine, which could harm our business by reducing sales and increasing expenses.

In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages, or to increase the costs associated with the production of alcoholic beverages. Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business by reducing sales and increasing expenses.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected. The alcohol industry is regulated extensively by federal agencies, including the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), as well as state and local liquor regulatory authorities, including the California Department of Alcoholic Beverage Control ("ABC"). Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business.

Licenses issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, sell and ship alcohol. We have state and federal licenses for the production and shipment of alcohol, and must remain in compliance with state and federal laws in order to keep our licenses in good standing. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected.

Our alcohol business relies substantially on state laws that authorize the shipping of alcohol by out-of-state producers directly to in-state consumers. Those laws are relatively new in many states, and it is common for the laws to be modified or regulators to change prior interpretations of governing licensing requirements. While most states permit direct-to-consumer shipping, some states on occasion have proposed legislation that would prevent the company from selling alcohol directly to consumers or to restrict the total amount of alcohol that we may ship to those states. This proposed legislation, or other new regulations, requirements or taxes, could harm our business and operating results. Future legal or regulatory challenges to the alcohol industry could also harm our business and impact our operating results.

The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company. Alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the company by investors are permissible in California or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the California Department of Alcoholic Beverage Control to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. Investor shares may be subject to redemption.

The Company has conducted related party transactions. The Company's founders have received various advances from the Company. As of December 31, 2020, amounts due from founders were $109,128. During 2020, the Company also advanced $35,000 to De Soi, a related entity with common management. The advances are non-interest bearing, unsecured and due on demand.

In May 2020, the Company issued a promissory note of $20,000 to its co-founder. The note matures on May 18, 2021 and bears interest at 3% per annum.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



AMASS Botanics's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download AMASS Botanics's Form C

Data Room

NAME	LAST MODIFIED	TYPE
〉 🗀 Financials (2 files)	Mar 4, 2021	Folder
〉 🗀 Fundraising Round (1 file)	Mar 4, 2021	Folder
〉 🗀 Miscellaneous (3 files)	Mar 4, 2021	Folder



AMASS Botanics Deal Updates

March 19

New Reg CF Kick-Off Webinar | Thursday, March 25th at 4pm ET
Watch here: https://us02web.zoom.us/webinar/register/WN_XHf1utndT6acZozTFkcrOg

💬 0   ❤

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For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Vijay K. · 1 day • Hide Comment

What do you attribute the huge jump in revenue from Q3 to Q4 of 2020 to? Is this an outlier or are you continuing to see the same revenue trend in Q1 of this year?

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Jose Fernando G. · 1 day • Hide Comment

Grateful if you could share the more complete cap table, since very scant. Alternatively, who are your lead investors? Second, does selling / marketing across verticals as distinct and unassociated as alcohol and soap work - what is your research pointing to complementarity? Finally, how does your brick & mortar vs. Online sales compare, across categories (beverage, soaps)? Thank you, Fernando

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in AMASS Botanics

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by AMASS Botanics. Once AMASS Botanics accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to AMASS Botanics in exchange for your securities. At that point, you will be a proud owner in AMASS Botanics.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, AMASS Botanics has set a minimum investment amount of US $499.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now AMASS Botanics does not plan to list these securities on a national exchange or another secondary market. At some point AMASS Botanics may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when AMASS Botanics either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is AMASS Botanics's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the AMASS Botanics's Form C. The Form C includes important details about AMASS Botanics's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

AMASS

2021

PRIVATE AND CONFIDENTIAL

INTRODUCING AMASS

AN OMNI-CHANNEL LIFESTYLE
BRAND FOCUSED ON REINVENTING
MODERN RITUALS THROUGH THE
POWER OF NATURAL BOTANICS.

FROM BOTANICAL SPIRITS AND
APERITIFS, TO BOTANIC SELTZERS
AND BODY CARE PRODUCTS, AMASS
MAKES PREMIUM BOTANICS FOR
MODERN LIFE.





THE OPPORTUNITY

AMASS is uniquely built to grow as a brand with an understanding of modern health & wellness that is distinctive in spirits and a portfolio of products that reaches far beyond the audience for traditional new-to-world spirits brands.

The AMASS drinks portfolio includes spirits that combine an artisanal sense for flavor with a modern understanding of wellness ingredients. The AMASS Self Care portfolio delivers a range of DTC ready products each enhanced with unique botanical ingredients and designed to introduce the AMASS brand experience.

By utilizing data collected from DTC relationships established via Self Care products, AMASS can identify and convert the highest value consumers into its unique botanical drinks portfolio.

HIGHLIGHTS TO DATE

- 8MM Revenue Run Rate (Q4-20)

- 549% YoY Revenue Growth — From $0.5 Million in 2019 to $3.4 Million in 2020

- 1,500 High Quality Points of Distribution in 6 Key Markets

- Featured at Soho House Group Globally

- Strategic Distribution Relationships With Southern Glazer Wine and Spirits (US), DMD (UK) and DYSPATCHER (Asia)

- Strategic Online Retail Accounts With Revolve and Verishop



A NEW CONSUMER / A NEW APPROACH

Consumers' understanding of health has evolved from an annual conversation with your doctor about Diet & Exercise to a **HOLISTIC LIFESTYLE OF DAILY MENTAL AND PHYSICAL WELLNESS CHOICES.**



1950 - 1990

HEALTH & WELLNESS =
**ISOLATED DECISIONS
ABOUT DIET & EXERCISE**

Hennessy
JACK DANIEL'S
SMIRNOFF
JOHNNIE WALKER.

2000 - TODAY

HEALTH & WELLNESS =
A DAILY LIFESTYLE CHOICE

THE
AMASS
OPPORTUNITY

SPIRIT BRANDS HAVE NOT KEPT PACE WITH TODAY'S CONSUMER. THE WORLD'S MOST VALUABLE SPIRITS BRANDS WERE ESTABLISHED OVER 100 YEARS AGO AND THEREFORE ONLY REFLECT LEGACY VALUES.

AMASS UNLOCKS THE POWER OF PLANTS TO REVITALIZE THE RITUALS OF MODERN LIFE.

SOCIAL RITUALS **SELF CARE RITUALS**


AMASS
VODKA WITH MARIGOLD, CHAMOMILE, AND LEMON
AMASS
DRY GIN

TRADITIONAL

Spirits + Aperitifs


AMASS
AMASS
AMASS

SPONTANEOUS

Hard Seltzer


AMASS
AFTERDREAM

CANNABIS

THC (Coming Soon)


AMASS

HEALTH RESET

Non-Alc Distilled Spirits


AMASS
AMASS

NEW HYGIENE RITUALS

Botanics Hand Sanitizer


AMASS
AMASS

DAILY CARE

Hand Soap + Moisturizer

AMASS ELEVATES TRADITIONAL SOCIAL RITUALS LIKE COCKTAIL HOUR & NEW SELF CARE RITUALS LIKE HAND WASHING INTO SENSORY EXPERIENCES, ENLIVENED BY THE POWER OF BOTANICALS.

A SUPERIOR MARKETING FUNNEL

ALCOHOL REGULATIONS HAVE PREVENTED INCUMBENT BRANDS FROM EFFICIENT CONVERSION OF CONSUMERS THROUGH DIGITAL CHANNELS.



THE SALE OF NON-ALCOHOLIC & SELF CARE PRODUCTS ALLOW AMASS TO DRIVE BRAND AWARENESS AMONG AN EXPONENTIALLY LARGER AUDIENCE THAN TRADITIONAL SPIRITS BRANDS.



CREATING PROFIT AND A RICH SOURCE OF DATA FOR TARGETING SPIRITS COMMUNICATIONS.

ROUTE TO MARKET - TRADITIONAL & DIRECT CHANNELS













SOCIAL RITUALS — SELF CARE RITUALS

AMASS
AMASS
DRY GIN
AMASS
AMASS
AMASS
AMASS
AFTERDREAM
AMASS
AMASS
AMASS
AMASS

3 TIER DISTRIBUTION

USA — EU — ASIA

Republic National Distributing Company, SG, 31 Dover, Escolà Vins i destil·lats, Dyspatchr, Whole Foods Market, Pavilions, Vons, Albertsons







DTC

CANNABIS / ALC — NON-ALC

Jane, Speakeasy Company, Thirstie, AMASS.COM, amazon, uncrate, Thrive, Revolve

FULLY COMPLIANT ALCOHOL ECOMM WITH NATIVE EXPERIENCE ON **AMASS.COM**



USING THIRD PARTY PARTNERS, AMASS OFFERS A DTC EXPERIENCE ON ALC & CANNABIS PRODUCTS, SEAMLESSLY CONNECTING CUSTOMERS WITH LOCAL RETAILERS



THIS APPROACH IS TRANSLATING INTO EXCEPTIONAL GROWTH

$8M+ REVENUE RUN RATE

QUARTERLY GROWTH

$2,000,000

$1,500,000

$1,000,000

$500,000

Q1 - 19

Q2

Q3

Q4

Q1 - 20

Q2

Q3

Q4

* RUN RATE CALCULATED AS OF Q4-20

ACCELERATING DTC SALES INCLUDING AMAZON



AMAZON LAUNCH

■ AMASS.com - YTD Revenue

□ Amazon - YTD Revenue

$0.00
$150,000.00
$300,000.00
$450,000.00
$600,000.00

Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20





MARKET EXPANSION & CASE SALES GROWTH


30,000 PHYSICAL CASES
30000
22500
15000
7500
0
856
1,522
2,136
5,054
7,600
11,682
14,234
19,074
23,000
30,000
2019(A)
2020
2021
2022
REDUCED DUE TO COVID-19
A IN MARKET WITH PROVEN SALES
VONS
PAVILIONS
Ralphs
Javier's
sbe
W HOTELS
SOHO HOUSE
Albertsons
amazon
Total Wine & MORE
PHYSICAL CASES SOLD

‡ These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

AMASS REVENUE & PROJECTED EBITDA GROWTH



($ in millions)

$90.0
$75.0
$60.0
$45.0
$30.0
$15.0
$0.0
-$15.0
-$30.0
-$45.0

2019A — $0.5 / -$2.4

2020A — $3.5 / -$3.3

2021P — $12.4 / -$3.8

2022P — $35.9 / -$1.8

■ Revenue ◆ EBITDA

NOTES: A – ACTUALS, P – PROJECTIONS

‡ These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

SPIRITS PORTFOLIO

AWARD-WINNING
SPIRITS PORTFOLIO

Consumers are growing increasingly concerned with what it is they are drinking, which is why AMASS is striving to craft a more mindful cocktail. **DISTILLED WITH 29 BOTANICALS** that represent the natural terroir and diverse cultural landscape that is contemporary Los Angeles, **AMASS DRY GIN** wears its ingredient list on its sleeve.

Our gin is versatile yet complex, imbued with indigenous botanicals but easily suited for a classic martini. It's a spirit that can mix and meld without sacrificing its individuality, much like our modern consumer.

AVAILABLE IN 6 MICHELIN STAR RESTAURANTS & 4 OF THE WORLD'S TOP 10 BARS



**2019
LOS ANGELES
INTERNATIONAL
SPIRITS
COMPETITION
GOLD**

**2019
MILLENIAL
SPIRITS
COMPETITION
DOUBLE GOLD**

**2020
ULTIMATE
SPIRITS
COMPETITION
93 POINTS**

**2020
LAS VEGAS
GLOBAL SPIRIT
AWARDS
PLATINUM**

**2020
BARTENDER
SPIRITS AWARDS
GOLD
91 POINTS**



GLOBALLY FEATURED AT SOHO HOUSE GROUP

AMASS VODKA is the new luxury vodka for the **SOHO HOUSE GROUP** across its 27 locations globally. Served in four SOHO House cocktails, including the house signature Espresso Martini, it will be the **PREFERRED POUR** for all locations worldwide.

- **89K+ GLOBAL INFLUENTIAL MEMBERS**
- **AMASS VODKA AVAILABLE AT ALL LOCATIONS**
- **AMASS HARD SELTZER & DRY GIN ALSO AVAILABLE**



SOHO HOUSE



2020
LAS VEGAS
GLOBAL SPIRIT
AWARDS
GOLD



2020
BARTENDER
SPIRITS AWARDS
GOLD
94 POINTS



SOME OF OUR TOP ACCOUNTS

NEW YORK

67 Orange Street
Astor Wines & Spirits
Attaboy
Ardyn
Baccarat Hotel
Banzar Bar
Beatrice Inn
Blacktail
Bowery & Vine
Blanc & Rouge
Blue Quarter
BluePrint
Carbone
Cerbos
Chez Ma Tante
Chez Sardine
Clover Club
*Crown Shy**
Chelsea Wine Vault
Dante
Dear Irving - Gramercy
Dear Irving - Hudson
Death & Co
Devon
Diamond Lil
Donna
Ducks Eatery
Duke's Liquor Box
Employees Only
Existing Conditions
*Eleven Madison Park**
Extra Fancy
Fairfax
Fedora
Frankies 457
Spuntino
Franks Wine Bar
Freemans
Frenchette
George Washington Bar
*Gramercy Tavern**
Grand Army
Harts
Holy Ground
Hunky Dory
Jeffreys Grocery
Joesph Leonard
King
L'Atelier de Joel Robuchon**
Leyenda
Locanda Verde
Manhattan
*The Modern**
Marc Forgione
My Friend Duke
Nitecap
Nobu
Otis Pig Beach
Patent Pending
Shuko 47
Smith & Vine
Subject
Sunday in Brooklyn
The Four Seasons Restaurant
The NoMad Hotel*
The Shed
The Spaniard
The Standard Hotel (Highline + East Village)
Dumbo House
Soho House

SINGAPORE

Atlas Bar
Ryan's Grocery
Hop Shop
Craft Beers
Temple Cellers
Maderin Oriental
Ritz Carlton
Sago House
The Old Man
Employees Only
Kafe UTU
Cin Cin
The Spiffy Dapper

LONDON

Kettners
Cafe Boheme
Cecconis Pizza Bar
Soho House Greek St
Soho House Dean St
Dean St Townhouse
Little House
The Ned
The Hoxton Grill
Shoreditch House
Annabels
Electric House
High Road House

* *Michelin Star*
"Best Bars in the World 2019"



SOME OF OUR TOP ACCOUNTS

LOS ANGELES

71 Above
A.O.C
ACE Hotel
Andaz WeHo
APL
Apotheke
Atrium
Baltaire
Bar Henry
Bavel
BESTIA
BOA Steakhouse
Balboa Bay Club & Resort
Bavel
Birds and Bees
Big Bar
Bungalow
Crossroads Kitchen
EP & LP
Elephante
Fairmont Miramar Hotel
Five Leaves
Four Seasons
Freehand
Gratitude Beverly Hills
Gwen
Here & Now
Honor Bar
La Peer Hotel
Laurel Hardware
Madeo
Majordomo
Melrose Umbrella Co.
Kali
Makani
Manuela
Moon shadows
Nobu
NeueHouse
North Italia
Olea
Pizzeria Mozza
Republique
Roku
Rosewood Miramar
Rosaline
Rossoblu
Robertas
South Beverly Grill
Sunset Tower Hotel
Sunset Marquis
Spring Place
Shibumi
The Bazaar by José Andrés
The Brig
The Eveleigh
The Little Door
The Magic Castle
The NoMad Hotel
The Roger Room
Tasting Kitchen
Kitchen
The Wallace
Total Wine and Spirits
Tower Bar
Waldorf Astoria
Viceroy L'Emeritage
Wally's Wine & Spirits
Wolf
Ysabel

MIAMI

Baby Jane Cocktail House
Beeker and Gray
Better Days
BlackBird Ordinary
Brickell Wine Bank
Casa Tua Cucina
Chotto Matte
Copper 29
Ember Miami
Gramps Bar
Kaido Miami
Kao Sushi Club
La Moderna
La Petite Maison
L'Atelier de Joël Robuchon
Lucali
Mama Tried
Micheals Genuine
Naiyara
Novikov
Ortanique
Purdy Lounge
RedBar Brickell
Report Bar
Rusty Pelican
Sardinia
Enoteca Ristorante
Segafredo Biscayne
Smith and Wollensky
Soho Beach House
Saint Roch Market
Sweet Liberty
The Corner
The Living Room Bar
The Miami Beach EDITION
The Parched Pig
The Scape Goat
The Sylvester
Villa Azur
W Hotel South Beach
Zest



NEW CATEGORY
OPPORTUNITIES

AMASS BOTANICAL HARD SELTZER

- **HARD SELTZER IS THE FASTEST GROWING SEGMENT OF ALCOHOLIC BEVERAGES**
  - 2019 sales - $1.6B —> 2020 Sales (p) - $4.3B
  - 270% YoY Growth projection
- By 2023, **SALES WILL TRIPLE** and become **10%** of the total of all alcoholic beverages by 2024 *(Nielsen)*
- Appeal expected to grow across consumer segments as more premium offerings enter the market *(Cowen & Co.)*

- **100% NATURAL**
- **110 CALORIES**
- **NO ADDED SUGAR**
- **4.2% ABV**
- **LIGHT AND REFRESHING**
- **GLUTEN FREE**
- **SRP: $17.99/4PK , $45/12PK**

AMASS

FAERIE FIZZ

Rose Petal Extract, Raspberry Juice, Sherry Vinegar, Jasmine Extract, Cardamon Extract, Holy Basil Extract

AMASS

SUN SIGN

Mandarin Juice, Lapsang Tea, Orange Extract, Oak Extract, Vanilla Extract, Apple Cider Vinegar, Bay Extract

AMASS

SURFER ROSSO

Quince Juice, Lemon Juice, Hibiscus Concentrate, Apple Cider Vinegar, Lime Extract, Ginger Extract, Clove Extract, Turmeric Extract, Star Anise Extract



AMASS
SURFER ROSSO
BOTANICAL HARD SELTZER
AMASS
SUN SIGN
BOTANICAL HARD SELTZER
MANDARIN, VANILLA, OAK
AMASS
FAERIE FIZZ
BOTANICAL HARD SELTZER
JASMINE, CARDAMOM, RASPBERRY

AFTERDREAM

AMASS THC PRODUCT (COMING SOON)

With consumers increasingly looking for non-alcoholic alternatives to their standard spirit or glass of wine, AMASS sees the opportunity to offer a **THC NON-ALCOHOLIC SPIRIT** that offers the mind-mellowing effect our consumers crave while delivering a complex, premium flavor profile through the power of plants.

Distilled with a blend of natural botanicals from the West Coast, **AMASS AFTERDREAM** takes its cues from culinary practice for a distinct finish. Coniferous notes from Juniper are brightened by Sumac, Sorrel, and Lemon Peel, while Mint and Parsley lend a rich herbal earthiness. The result is a sophisticated spirit that contains **5 MG OF THC** per serve, designed to be sipped on the rocks with a splash of tonic or in a variety of non-alcoholic cocktails.


AMASS
AFTERDREAM
DISTILLED NON-ALCOHOLIC SPIRIT
DISTILLED AND BOTTLED IN CALIFORNIA
Juniper, Coriander, Orris Root, Angelica Root, Lemon Peel, Cardamom, Sorrel, Cucumber, Apple, Mint, Parsley, Sumac, Rosemary, and Thyme are each individually distilled in a proprietary hydrosteam distillation process to extract essential oils for a crisp and evergreen flavor profile reminiscent of the towering firs and coastal mountains of British Columbia.
PRODUCT OF USA
VEGAN
NON-GMO
25.3 FL OZ
750ML
0% ALC/VOL

KEY PRESS HITS



NY TIMES

The New York Times

FRONT BURNER

A Vodka for Gin Lovers

Amass, distilled in Copenhagen, delivers floral notes for that martini or tonic drink, without gin's lash of juniper.



BON APPÉTIT

bon appétit

I Now Pronounce It Tom Collins Season

Hear this gin loudly: Turn use your bottles to make the quintessential summer drink.



GEAR PATROL

≡ GEAR PATROL

The 12 Best Bottles of Gin You Can Buy in 2021



FOOD52

FOOD52

Nonalcoholic Drinks Finally Taste Great—Here Are 12 of Our Faves

No "mocktails" here.



VOGUE

VOGUE

New Fashion Arrivals To Get Excited About Now

BY RACHEL BESSER



VANITY FAIR

VANITY FAIR



GQ UK

GQ

Fashion Culture Grooming Watches GQ Hype Lifestyle Men of the Year Subscribe

Best Christmas gifts for men (that he'll actually like)



NY TIMES

The New York Times

Opinion

The Doggiest Days of Summer Demand Gin and Tonics

They're refreshing and ridiculously easy to make, and come with just enough bitterness to help you get through this miserable year.

INFLUENCER HITS

600+ INFLUENCER POSTS

amass.botanics
AMASS

@IAMTHEFLOWERTHIEF

40.5K

EXCITED FOR THESE GOODIES, ESPECIALLY THE @SUMMERFRIDAYS
@AMASS.BOTANICS
@OFFICIALBYREDO

@MARIANNAHEWITT

1M

@amass.botanics hand sanitizer on deck

@LAURENELIZABETH

965K

Best Sanitizer ever! Thank You @amass.botanics
AMASS

@KARLAWELCHSTYLIST

289K

@amass.botanics

@ALEXALOSEY

733K

AMASS
ALOE
CINNAMON
ALLSPICE
CLOVE
EUCALYPTUS
2 OZ | 59 ML

@MONAVAND

369K

AMASS

@GABBYEPSTEIN

2.3M





AMASS
FOUR THIEVES

@EVACHEN212

1.5M



HAPPY HOUR KIT COMPLETE WITH THE BEST GIN FROM ANOTHER FOLIA FRIEND- @AMASS.BOTANICS!
AMASS

@FOLIACOLLECTIVE

118K

Side note: I have been carrying @amass.botanics hand sanitizer with me since March. It smells amazing and they were one of the first distilleries to make hand sanitizer from alcohol when there was a shortage. Let's cheer to that too.
AMASS

@NATALIEMYERS

41.2K

AMASS
DRY GIN
LOS ANGELES

@GASTRONOMISTA

16.1K

AMASS
AMASS
the holiday issue

@VEGNEWS

485K

THE MAKER

MORGAN MCLACHLAN

CO-FOUNDER & CHIEF PRODUCT OFFICER

Master Distiller Morgan McLachlan grew up in the Canadian Pacific Northwest, where she spent many afternoons exploring the forest, forging what would become a lifelong relationship with plants. After moving to Los Angeles at 19 and working in the film industry as a Camera Operator throughout her 20s, she returned to her metaphorical roots and began distilling anything she could get her hands on–grapes, tomatoes, cantaloupes, and eventually botanicals.

She co-founded The Spirit Guild in 2012, a DTLA-based distillery that specializes in making a variety of spirits from California's diverse flora and abundant agriculture. While Morgan appreciates distilling tradition, she considers herself a **"PUNK ROCK DISTILLER,"** experimenting with any and all local agriculture. It's this duality of convention and innovation that led her to co-found AMASS.



AN EXPERIENCED MANAGEMENT TEAM



MARK THOMAS LYNN
FOUNDER & CEO



GENE SONG
CHIEF REVENUE OFFICER



JENNIFER FAN
CHIEF DIGITAL OFFICER



RISHI DAS
VP OF OPERATIONS



FREZA PARO
VP OF BRAND



ANDREW KIM
VP OF FINANCE

MARK THOMAS LYNN has over 14 years of relevant experience in the entertainment, e-commerce, wine, and spirits industries. He co-founded and built the Jet Entertainment Group to 200 employees and 7 properties including bars, restaurants, and a boutique hotel. He is the Co-Founder of Winc Wines, which has earned $230,000,000 in lifetime revenue and was named the 25th Most Innovative Company in America by Fast Company.

GENE SONG has 20+ years of experience in branding and marketing across leading companies including American Express, Diageo, and Remy Cointreau, with 13+ years of experience in spirits branding. Most recently, Gene served as the Vice President of Crafted Spirits at Remy Cointreau. Prior to his time at Remy Cointreau, he led brand teams across a variety of internationally recognized whiskey brands. Gene holds a B.A. in Economics from the University of Pennsylvania and an MBA from Yale University.

JENNIFER FAN has 12+ years of experience in e-commerce and strategy. Most recently, Jennifer led Customer Retention at REVOLVE, where she built and launched the company's customer loyalty program, oversaw and grew the email, push and text message marketing channels through innovative personalization, and expanded REVOLVE's personal styling program. Prior to REVOLVE, she was a management consultant with the Boston Consulting Group. Jennifer holds a B.S. in Economics and an MBA from the Wharton School of the University of Pennsylvania.

RISHI DAS has 14+ years of experience in operations, finance, and strategy with leading companies including Lehman Brothers, Technology Crossover Ventures, and the Wonderful Company, and 9+ years of experience specifically in the food and beverage space. Most recently, Rishi ran Sales and Marketing Flowerbuyer.com, an international division of Teleflora. Prior to his time at Teleflora, he worked across The Wonderful Company portfolio brands in a variety of strategic and operational roles. Rishi holds a B.A. in International Relations from the University of Pennsylvania and an MBA from MIT.

FREZA PARO has 8+ years of experience in brand development and strategy, with a focus on startup to mid-size brands in the luxury and creative industries. Prior to joining AMASS, she specialized in brand marketing at global luxury eyewear brand, Garrett Leight, working to develop and launch the firm's up-market offering, Mr. Leight. Before working in fashion, Freza spent several years working as a brand consultant on the international fine art fair circuit. She graduated from UCLA with a BA in Globalization Studies, with a concentration in Transnational Culture & Markets.

ANDREW KIM has 7 years of experience in the Food and Beverage industry across high growth companies including GT's Living Foods, Constellation Brands, and Houlihan Lokey. Andrew holds at B.A. in Economics from Northwestern University.

WITH DIVERSE TALENT FROM LEADING COMPANIES



JENNIFER MARKS
Executive Vice President, Sales



ROBBY NELSON
Sales Director, East Coast



RYAN GILMORE
Sales Director, West Coast



CORINNE CABRAL MAZIER
Brand Sales Manager, Miami



SHELBY IGAZ
Senior Sales Manager, Dallas



ERIN DEADY
Brand Sales Manager, San Francisco



CAITLIN ZENISEK
Community Manager



NICOLE CARULLO
Content Coordinator



GALINA DUBINSKY
E-commerce Manager



GABRIELLE YAKOBSON
Graphic Designer



SARAH LERNER
Marketing Designer



MAGGIE PA
Digital Marketing Coordinator



ANNA MOGHADDAM
Director of People and Culture



ALEJANDRO WILEY
Operations Coordinator



VIRGINIA DESIMONE
PR & Marketing Manager



CHARLIE HAMMOND
Head of Business Development

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AMASS
VODKA WITH MARIGOLD, CHAMOMILE, AND LEMON
DISTILLED IN COPENHAGEN — PRODUCT OF DENMARK
750ML
40% ALC/VOL
80 PROOF
ORGANIC
GLYCERIN-FREE
NO ADDITIVES
AMASS
DRY GIN
DISTILLED AND BOTTLED IN LOS ANGELES
750ML
45% ALC/VOL
90 PROOF
NON-GMO
GLUTEN-FREE
NO ADDITIVES

AMASS

BOTANICS FOR MODERN LIFE

Invest Now

CONTACT: SEEDINVEST.COM/AMASS